GILDER ENTERPRISES, INC.
7 Deer Park Drive, Suite K
Monmouth Junction, New Jersey 08852
(732) 329-8885

July 17, 2006

VIA FAX and EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Attention:  Patrick Gilmore
Staff Accountant

Re:	Gilder Enterprises, Inc. Item 4.01 Form 8-K Filed July 6, 2006 File No. 000-51038

Ladies and Gentlemen:

This is to respond to your letter dated July 11, 2006 with respect to the above referenced matter. The numbered paragraphs below correspond to the numbered paragraphs in your letter. Concurrently herewith, Gilder Enterprises, Inc. (“Registrant”) is filing an amendment (the “8-K Amendment”) to its Current Report on Form 8-K filed on July 6, 2006 (the “Form 8-K” and together with the 8-K Amendment, the “Filing”) to amend Item 4.01 included therein.

1.    The 8-K Amendment states the specific date the former accountant was dismissed and the specific date the new accountant was engaged.

2.    The disclosure in the 8-K Amendment reflects that there were no disagreements with Registrant’s former accountants for the subsequent interim period through the date of their dismissal.

3.    We have filed as Exhibit 16 to the 8-K Amendment the letter of Registrant’s former accountants, indicating that they agree with the disclosures in Item 4.01 of the 8-K Amendment.

The Registrant hereby acknowledges:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

Securities and Exchange Commission
July 17, 2006

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours GILDER ENTERPRISES, INC. By: /s/ Al Kraus Al Kraus, Chief Executive Officer